Filing under Rule 425 under the Securities Act
of 1933 and deemed filed under Rule 14a-12 of
the Securities Exchange Act of 1934

Filing by: Jazz Pharmaceuticals, Inc.
Subject Company: Jazz Pharmaceuticals, Inc.
SEC File No. of Jazz Pharmaceuticals, Inc.:
001-33500
Registration No. 333-177528

The following includes a slide presentation relating to the proposed transactions described therein that was first used on November 15, 2011 at the 8th Annual Lazard Capital Markets Healthcare Conference.

Bruce Cozadd Chairman and CEO November 15, 2011 8 th Annual Lazard Capital Markets Healthcare Conference

Forward-Looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 dependence on sales of Xyrem
®
and Luvox CR
®
products and its ability to increase sales of its Xyrem;
This presentation contains forward-looking statements, including, but not limited to, statements related to Jazz
Pharmaceuticals’ growth potential and future financial performance, including 2011 financial guidance, and statements related to the anticipated consummation of the business combination transaction between Jazz
Pharmaceuticals and Azur Pharma Public Limited Company (formerly Azur Pharma Limited), including the timing and benefits thereof. These forward-looking statements are based on Jazz Pharmaceuticals’ current expectations and inherently involve significant risks and uncertainties. Jazz Pharmaceuticals’ actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to: Jazz Pharmaceuticals’
competition, including potential generic competition; Jazz Pharmaceuticals’ dependence on single source suppliers and manufacturers; the ability of Jazz Pharmaceuticals to protect its intellectual property and defend its patents; regulatory obligations and oversight; Jazz Pharmaceuticals’ cash flow; and Jazz Pharmaceuticals’ ability to complete the transaction with Azur Pharma on the proposed terms and schedule and achieve the anticipated benefits of the transaction.  These and those other applicable risks are described in more detail under the caption “Risk Factors” and elsewhere in Jazz Pharmaceuticals’ Securities and Exchange Commission (“SEC”)
filings and reports, including in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and definitive proxy statement related to the Azur Pharma transaction. Jazz Pharmaceuticals undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.

Additional Information
Additional Information and Where to Find It
           In connection with the proposed transaction between Jazz Pharmaceuticals and Azur Pharma, the companies have filed documents with the SEC, including the filing by Jazz Pharmaceuticals of a definitive proxy statement relating to the proposed transaction and related matters, and the filing by Azur Pharma of a registration statement on Form S-4 that includes the definitive proxy statement/prospectus relating to the proposed transaction and related matters. The definitive proxy statement/prospectus has been mailed to Jazz Pharmaceuticals’ stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION
STATEMENT ON FORM S-4 AND THE RELATED DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT
INFORMATION ABOUT JAZZ PHARMACEUTICALS, AZUR PHARMA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors
and security holders may obtain free copies of these documents and other related documents filed with the SEC at the SEC’s web site at
www.sec.gov, or by directing a request to Jazz Pharmaceuticals’ Investor Relations department at Jazz Pharmaceuticals, Inc., Attention: Investor
Relations, 3180 Porter Drive, Palo Alto, California 94304, to Jazz Pharmaceuticals’ Investor Relations department at 650-496-2800 or by email to
investorinfo@jazzpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Jazz
Pharmaceuticals’ website at www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.”
           Jazz Pharmaceuticals and its directors and executive officers and Azur Pharma and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Jazz Pharmaceuticals in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Jazz Pharmaceuticals is also included in Jazz
Pharmaceuticals’ proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2011. These documents are available free of charge at the SEC’s web site and from Investor Relations at Jazz Pharmaceuticals as described above.
           This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
For full prescribing information refer to product websites.

Building Shareholder Value by Focusing on Patient Needs
Jazz Pharmaceuticals’ mission is to improve
patients’ lives by identifying, developing and
commercializing valuable pharmaceutical
products in focused therapeutic areas

Strategy to Build Shareholder Value
Grow Xyrem sales in
current indications
Increased focus on
achieving full potential
1
Maintain entrepreneurial, ownership culture at the company
4
Make disciplined resource allocation decisions
2
3
Acquire additional
marketed or close to
approval products
Leverage our expertise
and infrastructure
Pursue lower risk
development of
specialty products
Invest percentage
of sales longer-term

Current Business Overview

$39
$54
$97
$230-235
1
2010 2009 2008 2007 2011G
$143
$0
$25
$50
$75
$100
$175
$200
$125
$150
$225
$250
Xyrem - Strong Sales Growth
8%

1. Based on guidance provided on November 1, 2011.  The company is not updating the prior guidance and actual results may differ.

Xyrem is a Standard of Care in Narcolepsy
• Only FDA-approved product for both cataplexy and
excessive daytime sleepiness in patients with
narcolepsy
– Marketed in U.S. since 2002
– Marketed in major European countries by
UCB and in Canada by Valeant
• Currently marketed in U.S. by 110-person specialty sales force
• Over 9,000 patients on therapy, usually in conjunction with stimulant therapy
• Distributed under proprietary Xyrem Success Program ®

The Burden of Narcolepsy
• Affects 1 in 2000 in US
1
– multiple sclerosis and Parkinson's disease
2
– > cystic fibrosis
3
• Although narcolepsy is thought to affect between
125,000 and 200,000 Americans, only about
50,000 are diagnosed
4
• Key symptoms can be debilitating
– Cataplexy occurs in 60%-100% of patients
– 100% experience excessive daytime sleepiness
1. National Institute of Neurological Disorders and Stroke.  http://www.ninds.nih.gov/disorders/narcolepsy/detail_narcolepsy.htm. Accessed March 17, 2011.
2. Narcolepsy Sleep Foundation. www.sleepfoundation.org/article/sleep-related-problems/narcolepsy-and-sleep. Accessed March 17, 2011.
3. Zemanick et  al. J Cyst Fibros. 2010;9:1-16.
4. American Sleep Association. http;//www.sleepassociation.org/index.php?p=aboutnarcolepsy. Accessed March 17, 2011.

2
-40
-30
-20
-10
0
Xyrem has Demonstrated Effect
on Two Key Symptoms of Narcolepsy
XYREM
6 g/night
(n=58)
XYREM
9 g/night
(n=47)
Placebo
(n=59)
–16%
*
–37%
*
–3%
Improvement in Epworth
Sleepiness Scale
Week 2
Week 4
Baseline
Reduction in Weekly
Cataplexy Attacks
-28%
-49%*
-69%+
10
-80
-60
-40
-20
0
Placebo (n=33)
XYREM 6 g/night (n=31)
XYREM 9 g/night (n=33)
*p<0.001 vs placebo
*p<0.05 vs placebo
+p<0.005 vs placebo
1

Most Common Adverse Events in
Controlled Studies of Xyrem
Adverse Event
1
% of Patients (N=655)
Placebo Xyrem
Nausea 4 19
Dizziness
4 18
Headache
15 18
Vomiting 1 8
Somnolence
4 6
Urinary incontinence
4 <1 6
Nasopharyngitis 5 6
Label includes boxed warning that sodium oxybate is a central nervous system depressant with abuse potential and should not be used with alcohol or other
CNS depressants.  See complete boxed warning at end of presentation.
11
2
3
1. Occurring in 5% of XYREM patients and more frequently than with placebo. 2. Data on file, Jazz Pharmaceuticals, Inc. 3. XYREM (sodium oxybate) PI. 4. Generally nocturnal enuresis.

Update on FDA Form 483 and Related Warning Letter
• Fully committed to accurate and timely adverse event (AE) reporting
• After receipt of FDA Form 483 in May, immediate actions initiated to improve AE reporting procedures:
– Implemented additional procedures at central pharmacy
– Strengthened AE collection and reporting systems, including revised SOPs
– Improved training and auditing programs
• Timely response to October FDA warning letter submitted
• Ongoing oversight strengthened to ensure robust safety reporting systems

Strong Sodium Oxybate Patent Coverage
* Listed in FDA Orange Book

Number Issue Date Expiration Date
Distribution system patent* 7,765,106 7/27/2010 6/16/2024
Distribution system patent* 7,765,107 7/27/2010 6/16/2024
Distribution system patent 7,797,171 9/14/2010 6/16/2024
Distribution system patent* 7,668,730 2/23/2010 6/16/2024
Distribution system patent* 7,895,059 2/23/2011 12/17/2022
Formulation patent* 6,780,889 8/24/1999 7/4/2020
Formulation patent* 7,262,219 8/28/2007 7/4/2020
Process patent 6,472,431 10/29/1999 12/22/2019
Method of use patent* 7,851,506 12/14/2010 12/22/2019

Overview of Manufacturing and Distribution
• DEA drug quota needed to manufacture controlled “Schedule I” API
• Exclusive relationships with API supplier and finished goods manufacturer:
– Siegfried approved by FDA for API supply
• Unique proprietary distribution system uses exclusive single pharmacy
• Risk management program and unique product attributes require high touch capabilities

Current Xyrem Patient Coverage Distribution*
• Approximately 90% of insured patients
have access
• Relatively low rates of required prior
authorizations
• Low monthly out-of-pocket (OOP)
expenses
– Over 70% of patients have monthly
OOP of    $50
78%
8%
4%
1% 9%
*  Company data and MediMedia Formulary Compass: Sep/Oct 2011.
Commercial
Medicaid
Medicare Part D
Patient
Assistance
Program
Cash

•
New narcolepsy physician targets
•
Xyrem Success Program education
•
Patient services
- Nursing program
- Xyrem Patient Connection
- Patient assistance programs
Increased Marketing Investment
Xyrem Growth Initiatives
Improve Market Penetration Over Time
Current Patients >9,000
Approximately 18% of 50K Diagnosed Narcolepsy Patients

1. National Institute of Mental Health. http://www.nimh.nih.gov/health/publications/the-numbers-count-mental-disorders-in-america.shtml. Accessed March 3, 2008.  2. Kessler RC, et al. Arch Gen Psychiatry. 2005;62:617-627.  3. Fireman
B, et al. Am J Psychiatry. 2001;158:1904-1910.  4. Grabill K et al..Assessment of obsessive-compulsive disorder: a review.J Anxiety Disord. 2008;22(1):1-17.  5. Hales RE, et al (eds). Textbook of Psychiatry. 1999:600-610.  6. Koran LM,
et al. Am J Health Syst Pharm. 2000;57:1972-1978.
Luvox CR ® - Important Treatment Option for OCD
• Indicated for obsessive compulsive
disorder (OCD)
• OCD affects ~ 2.2 million Americans
1,2
– Often underdiagnosed
3,4
– Difficult to differentiate from comorbidities 5
• Only 43% of adults newly diagnosed with OCD received adequate treatment in the year after their first visit for OCD
6
Label includes boxed warning regarding suicidality and antidepressant drugs.
See complete boxed warning at end of presentation.

Luvox CR – Continued Sales Growth
$30
$6
$31-33
1
2009
2008
2011G
18
$0
$5
$10
$15
$20
$25
2010
2
$18
$35
$40
$27
1. Based on guidance provided on November 1, 2011.  The company is not updating the prior guidance and actual results may differ.
2. Includes $2 million of revenue recorded as a result of a change in the timing of when Luvox CR revenue is recognized. The company now records sales upon shipment to distributors net of estimated returns.

2011 Guidance Reflects High Operating Leverage
1. Based on guidance provided on November 1, 2011.  The company is not updating the prior guidance and actual results may differ.
2. Includes Azur transaction related expenses of $10-11 million.
3. Adjusted net income and adjusted EPS are non-GAAP financial measures that exclude certain items from GAAP net income and GAAP EPS. A reconciliation of adjusted net income to
GAAP net income and the related per share amounts is in a table included with this presentation.
2010- A 2011- G
1
Total Product Sales $170M $261 – 268M
Xyrem $143M $230 - 235M
Luvox CR $27M $31 - 33M
SG&A and R&D Combined
2
$95M $114 – 118M
GAAP Net Income $33M $128 – 131M
Adjusted Net Income
3
$61M $160 – 163M
GAAP EPS $0.83 $2.76 – $2.81
Adjusted EPS
3
$1.55 $3.45 – $3.50

Strategic Transaction with Azur Pharma

Strategic Benefits
• Diversified portfolio of CNS and
women’s health products
• Increased scale and platform
for growth
• Resources to invest in future
pipeline and strong franchise
management opportunities
• Stronger, enhanced
management team
Projected Financial Benefits
• Accretive transaction
1
• Revenues >$475M
and cash flow >$200M in
first 12 months
• Strong balance sheet
with no debt
• Lower combined tax rate
1
Accretion for Jazz Pharmaceuticals shareholders is on a fully-taxed adjusted EPS basis. Adjusted EPS is a non-GAAP financial measure that excludes certain items from GAAP EPS.
Compelling Strategic and Financial Benefits
Jazz
Pharmaceuticals plc
Ireland

Azur Pharma –
Compelling Fit with Jazz Pharmaceuticals

CNS Women’s
Health
Net Sales (Millions)
• Strong commercial focus and expertise
in CNS and women’s health
• Approximately 170 employees:
–
105 people in 3 US sales forces
across pain, psychiatry and
women’s health
–
16 person medical affairs team
–
50 people in home office
(18 Dublin; 32 Philadelphia)
• Pipeline of line extensions for clozapine
franchise
1. Based on estimate provided on September 19, 2011.  The estimate is not being updated.
Total Net
Sales
Estimate
$5
$24
$57
$67
$83
$95-100
1

Prialt - for Chronic Pain
• 2010 net sales of $20M (marketed by Azur since May 2010)
• Only non-opioid intrathecal (IT) analgesic for severe chronic pain
1
• Compelling growth opportunity with similar characteristics to Xyrem:
– Requires high touch sales capability with heavy clinical emphasis
– Currently used in less than 3% of available pain market pumps (approximately 1500)
– Limited competitive threats and multiple years of patent and other protection
• European rights licensed to Eisai; Azur retains ROW rights

1. See full prescribing information on website

FazaClo –
for Treatment Resistant Schizophrenia
• 2010 net sales of $37M
• Orally disintegrating clozapine tablets approved for management of treatment resistant schizophrenia
1
• Approximately 10% prescription share despite largely generic clozapine market
• FazaClo High Dose (HD) launched September 2010
– More than 27% switched from Low Dose (LD) as of 3Q11
– Dosing flexibility and lower pill burden
• Generics filed to FazaClo – settlement with Teva with potential launch of lower dosage product in 2Q12 and HD in 2015
• Additional clozapine line extensions in development

1. See full prescribing information on website

• Diversified and balanced set of six products
1
with 2010 net sales of $27M
• Significant growth opportunity driven by Elestrin
1
, a topical gel ERT therapy
• Patents through 2022
• Revamped Elestrin promotion model in 2010 leveraging ~ 50 sales representatives
0%
20%
40%
60%
80%
100%
2009 2010 2011E
Women’s Health Products -
Targeting a Growing Market
Elestrin Other Women’s Health
Net Sales Contribution
1. See full prescribing information on website

2011 Estimated Net Sales
Stand Alone Jazz Pharmaceuticals, Inc. Pro forma Jazz Pharmaceuticals plc
A Growing, Diversified Product Portfolio
Luvox CR
13%
Xyrem 87%
Xyrem 63%
Luvox CR
9%
Prialt 6%
Women’s
Health 10%
Other CNS
1%
FazaClo LD
8%
FazaClo HD
3%

Transaction Closing on Track
SEC filings and
stockholder meeting
Transaction expected
to close January 2012
Transaction subject
to customary closing
conditions and
regulatory approvals
• Azur approval of other
necessary actions required
• US antitrust clearance
pending
•
Transaction taxable to Jazz
Pharmaceuticals, Inc.
stockholders
•
Jazz Pharmaceuticals plc shares
to be traded on Nasdaq under
“JAZZ”
• Azur Pharma S-4 declared
effective
• Proxy statement/prospectus
mailed to Jazz Pharmaceuticals,
Inc. stockholders in November
• Jazz Pharmaceuticals, Inc.
stockholder meeting on
December 12, 2011

Strategic Benefits
• Diversified portfolio of CNS and
women’s health products
• Increased scale and platform
for growth
• Resources to invest in future
pipeline and strong franchise
management opportunities
• Stronger, enhanced
management team
Projected Financial Benefits
• Accretive transaction
1
• Revenues >$475M
and cash flow >$200M in
first 12 months
• Strong balance sheet
with no debt
• Lower combined tax rate
1
Accretion for Jazz Pharmaceuticals shareholders is on a fully-taxed adjusted EPS basis. Adjusted EPS is a non-GAAP financial measure that excludes certain items from GAAP EPS.
Compelling Strategic and Financial Benefits
Jazz
Pharmaceuticals plc
Ireland

2010
Reconciliation of GAAP Net Income and EPS to Adjusted
Net Income and EPS in Financial Results and Guidance
(In millions, except per share amounts)
GAAP net income
Add:
Intangible asset amortization
Stock-based compensation expense
Non-cash interest expense and extinguishment of debt
Azur Pharma transaction related costs
Deduct:
Contract revenues
GAAP net income per diluted share (EPS)
Adjusted net income per diluted share (EPS)
Shares used in computing GAAP and adjusted net
income per diluted share amounts
Adjusted net income
Luvox CR revenue recognition timing change
(1)
$128-131M
7
13
2
$160-163
$2.76-2.81
$3.45-3.50
46-47
10-11
(1)
$33
8
8
14
$61
$0.83
$1.55
39
(1)
1. Based on guidance provided on November 1, 2011.  The company is not updating the prior guidance and actual results may differ.
-
-
2010
2011G
1

Xyrem (sodium oxybate) Boxed Warning
Sodium oxybate is GHB, a known drug of abuse. Abuse has been associated with some important central nervous system
(CNS) adverse events (including death). Even at recommended doses, use has been associated with confusion, depression and other neuropsychiatric events. Reports of respiratory depression occurred in clinical trials. Almost all of the patients who received sodium oxybate during clinical trials were receiving CNS stimulants.
Important CNS adverse events associated with abuse of GHB include seizure, respiratory depression and profound decreases in level of consciousness, with instances of coma and death. For events that occurred outside of clinical trials, in people taking
GHB for recreational purposes, the circumstances surrounding the events are often unclear (e.g., dose of GHB taken, the nature and amount of alcohol or any concomitant drugs).
Xyrem is available through the Xyrem Success Program, using a centralized pharmacy 1-866-XYREM88
®
(1-866-997-3688). The
Success Program provides educational materials to the prescriber and the patient explaining the risks and proper use of sodium oxybate, and the required prescription form. Once it is documented that the patient has read and/or understood the materials, the drug will be shipped to the patient. The Xyrem Success Program also recommends patient follow-up every 3 months. Physicians are expected to report all serious adverse events to the manufacturer. (See WARNINGS).
XYREM (sodium oxybate) PI
!WARNING: Central nervous system depressant with abuse potential.
Should not be used with alcohol or other CNS depressants.

Luvox CR (fluvoxamine maleate) Boxed Warning
LUVOX CR (fluvoxamine maleate ) PI
Suicidality and Antidepressant Drugs
Antidepressants increased the risk compared to placebo of suicidal thinking and behavior (suicidality) in children, adolescents, and young adults in short-term studies of major depressive disorder (MDD) and other psychiatric disorders. Anyone considering the use of LUVOX CR
®
(fluvoxamine maleate)
Extended-Release Capsules or any other antidepressant in a child, adolescent, or young adult must balance this risk with the clinical need. Short-term studies did not show an increase in the risk of suicidality with antidepressants compared to placebo in adults beyond age 24; there was a reduction in risk with antidepressants compared to placebo in adults aged 65 and older. Depression and certain other psychiatric disorders are themselves associated with increases in the risk of suicide. Patients of all ages who are started on antidepressant therapy should be monitored appropriately and observed closely for clinical worsening, suicidality, or unusual changes in behavior. Families and caregivers should be advised of the need for close observation and communication with the prescriber. LUVOX CR Capsules are not approved for use in pediatric patients. (See WARNINGS: Clinical Worsening and Suicide Risk,
PRECAUTIONS: Information for Patients, and PRECAUTIONS: Pediatric Use.)

Prialt (ziconotide intrathecal infusion) Boxed Warning
Severe psychiatric symptoms and neurological impairment may occur during treatment with PRIALT. Patients with a pre-existing history of psychosis should not be treated with PRIALT. All patients should be monitored frequently for evidence of cognitive impairment, hallucinations, or changes in mood or  consciousness. PRIALT therapy can be interrupted or discontinued
abruptly without evidence of withdrawal effects in the event of serious neurological or psychiatric signs or symptoms
Prialt (ziconotide intrathecal infusion) PI
WARNING:

FazaClo (clozapine) Boxed Warning
1. AGRANULOCYTOSIS
BECAUSE OF A SIGNIFICANT RISK OF AGRANULOCYTOSIS, A POTENTIALLY LIFE-THREATENING ADVERSE EVENT,
CLOZAPINE SHOULD BE RESERVED FOR USE IN (1) THE TREATMENT OF SEVERELY ILL PATIENTS WITH
SCHIZOPHRENIA WHO FAIL TO SHOW AN ACCEPTABLE RESPONSE TO ADEQUATE COURSES OF STANDARD
ANTIPSYCHOTIC DRUG TREATMENT, OR (2) FOR REDUCING THE RISK OF RECURRENT SUICIDAL BEHAVIOR IN
PATIENTS WITH SCHIZOPHRENIA OR SCHIZOAFFECTIVE DISORDER WHO ARE JUDGED TO BE AT RISK OF
REEXPERIENCING SUICIDAL BEHAVIOR. PATIENTS BEING TREATED WITH CLOZAPINE MUST HAVE A BASELINE
WHITE BLOOD CELL (WBC) COUNT AND ABSOLUTE NEUTROPHIL COUNT (ANC) BEFORE INITIATION OF TREATMENT
AS WELL AS REGULAR WBC COUNTS AND ANCs DURING TREATMENT AND FOR AT LEAST 4 WEEKS
AFTER DISCONTINUATION OF TREATMENT.  (SEE WARNINGS.) CLOZAPINE IS AVAILABLE ONLY THROUGH A
DISTRIBUTION SYSTEM THAT ENSURES MONITORING OF WBC COUNTS AND ANCs ACCORDING TO THE
SCHEDULE DESCRIBED BELOW PRIOR TO DELIVERY OF THE NEXT SUPPLY OF MEDICATION. (SEE WARNINGS.)
2. SEIZURES
SEIZURES HAVE BEEN ASSOCIATED WITH THE USE OF CLOZAPINE.  DOSE APPEARS TO BE AN IMPORTANT
PREDICTOR OF SEIZURE, WITH A GREATER LIKELIHOOD AT HIGHER CLOZAPINE DOSES.  CAUTION SHOULD BE
USED WHEN ADMINISTERING CLOZAPINE TO PATIENTS HAVING A HISTORY OF SEIZURES OR OTHER
PREDISPOSING FACTORS.  PATIENTS SHOULD BE ADVISED NOT TO ENGAGE IN ANY ACTIVITY WHERE SUDDEN
LOSS OF CONSCIOUSNESS COULD CAUSE SERIOUS RISK TO THEMSELVES OR OTHERS.  (SEE WARNINGS.)
3. MYOCARDITIS
ANALYSES OF POSTMARKETING SAFETY DATABASES SUGGEST THAT THATCLOZAPINE IS ASSOCIATED WITH AN
INCREASED RISK OF FATAL MYOCARDITIS, ESPECIALLY DURING, BUT NOT LIMITED TO, THE FIRST
MONTH OF THERAPY. IN PATIENTS IN WHOM MYOCARDITIS IS SUSPECTED, CLOZAPINE TREATMENT SHOULD BE
PROMPTLY DISCONTINUED.  (SEE WARNINGS.)
FazaClo (clozapine) PI
WARNING:

FazaClo (clozapine) Boxed Warning - continued
4. OTHER ADVERSE CARDIOVASCULAR AND RESPIRATORY EFFECTS
ORTHOSTATIC HYPOTENSION, WITH OR WITHOUT SYNCOPE, CAN OCCUR WITH CLOZAPINE TREATMENT. RARELY,
COLLAPSE CAN BE PROFOUND AND BE ACCOMPANIED BY RESPIRATORY AND/OR CARDIAC ARREST.
ORTHOSTATIC HYPOTENSION IS MORE LIKELY TO OCCUR DURING INITIAL TITRATION IN ASSOCIATION WITH RAPID
DOSE ESCALATION. IN PATIENTS WHO HAVE HAD EVEN A BRIEF INTERVAL OFF CLOZAPINE (ie, 2 OR MORE DAYS
SINCE THE LAST DOSE) TREATMENT SHOULD BE STARTED WITH 12.5 MG ONCE OR TWICE DAILY.  (SEE WARNINGS
AND DOSAGE AND ADMINISTRATION.) SINCE COLLAPSE, RESPIRATORY ARREST, AND CARDIAC ARREST DURING
INITIAL TREATMENT HAS OCCURRED IN PATIENTS WHO WERE BEING ADMINISTERED BENZODIAZEPINES OR
OTHER PSYCHOTROPIC DRUGS, CAUTION IS ADVISED WHEN CLOZAPINE IS INITIATED IN PATIENTS TAKING A
BENZODIAZEPINE OR ANY OTHER PSYCHOTROPIC DRUG.  (SEE WARNINGS.)
5. INCREASED MORTALITY IN ELDERLY PATIENTS WITH DEMENTIARELATED PSYCHOSIS
ELDERLY PATIENTS WITH DEMENTIA-RELATED PSYCHOSIS TREATED WITH ANTIPSYCHOTIC DRUGS ARE AT AN
INCREASED RISK OF DEATH.  ANALYSES OF SEVENTEEN PLACEBO-CONTROLLED TRIALS (MODAL DURATION OF 10
WEEKS), LARGELY IN PATIENTS TAKING ATYPICAL ANTIPSYCHOTIC DRUGS, REVEALED A RISK OF DEATH IN
DRUG-TREATED PATIENTS OF BETWEEN 1.6 TO 1.7 TIMES THE RISK OF DEATH IN PLACEBO-TREATED PATIENTS.
OVER THE COURSE OF A TYPICAL 10-WEEK CONTROLLED TRIAL, THE RATE OF DEATH IN DRUG-TREATED
PATIENTS WAS ABOUT 4.5%, COMPARED TO A RATE OF ABOUT 2.6% IN THE PLACEBO GROUP. ALTHOUGH THE
CAUSES OF DEATH WERE VARIED, MOST OF THE DEATHS APPEARED TO BE EITHER CARDIOVASCULAR (eg, HEART
FAILURE, SUDDEN DEATH) OR INFECTIOUS (eg, PNEUMONIA) IN NATURE. OBSERVATIONAL STUDIES SUGGEST
THAT, SIMILAR TO ATYPICAL ANTIPSYCHOTIC DRUGS, TREATMENT WITH CONVENTIONAL ANTIPSYCHOTIC DRUGS
MAY INCREASE MORTALITY.   THE EXTENT TO WHICH THE FINDINGS OF INCREASED MORTALITY IN
OBSERVATIONAL STUDIES MAY BE ATTRIBUTED TO THE ANTIPSYCHOTIC DRUG AS OPPOSED TO SOME
CHARACTERISTIC(S) OF THE PATIENTS IS NOT CLEAR.  FAZACLO® (clozapine, USP) IS NOT APPROVED FOR THE
TREATMENT OF PATIENTS WITH DEMENTIA-RELATED PSYCHOSIS.  (SEE WARNINGS.)
FazaClo (clozapine) PI